James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 6 August 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 5 August 2021. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. Exhibit 99.8

STANDARD FORM TR-1 VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/ECi 1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii: James Hardie Industries CDI PLC 2. Reason for the notification (please tick the appropriate box or boxes): [X] an acquisition or disposal of voting rights [ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached [ ] an event changing the breakdown of voting rights 3. Full name of person(s) subject to the notification obligationiii: BlackRock, Inc. 4. Full name of shareholder(s) (if different from 3.) iv: see section 9 5. Date of the transaction and date on which the threshold is crossed or reachedv: 04th August 2021 6. Date on which issuer notified: 05th August 2021 7. Threshold(s) that is/are crossed or reached: Holdings for BlackRock Inc. has gone above 5% 8. Notified details: A) Voting rights attached to Chess Depository Interests Class/type of shares (if possible using the ISIN CODE) Situation previous to the Triggering transaction vi Resulting situation after the triggering transaction vii Number of Sharesviii Number of Voting rightsix Number of sharesx Number of voting rightsxi % of voting rights Direct Direct xii Indirectxiii Direct Indirect AU000000JHX1 17,643,767 17,643,767 N/A N/A 22,180,111 N/A 4.99% SUBTOTAL A (based on 22,180,111 4.99%

aggregate voting rights) B) Financial Instruments Resulting situation after the triggering transactionxiv Type of financial instrument Expiration Datexv Exercise/Conversion Period/ Datexvi Number of voting rights that may be acquired if the instrument is exercised/converted % of voting rights American Depository Receipt (US47030M1062) 55,618 0.01% SUBTOTAL B (in relation to all expiration dates) 55,618 0.01% Total (A+B) number of voting rights % of voting rights 22,235,729 22,235,729 5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicablexvii: Each of the following entities, which are wholly owned subsidiaries of BlackRock, Inc., hold the following interests in voting rights in their capacity as Investment Manager on behalf of clients: Investment Manager Voting Rights % BlackRock Institutional Trust Company, National Association 7,125,178 1.60% BlackRock Fund Advisors 6,661,425 1.50% BlackRock Investment Management (Australia) Limited 2,838,439 0.64% BlackRock Advisors (UK) Limited 2,367,374 0.53% BlackRock Investment Management (UK) Limited 1,160,175 0.26% BlackRock Investment Management, LLC 668,298 0.15% BlackRock Asset Management Canada Limited 468,296 0.11% BlackRock Advisors, LLC 380,835 0.09% BlackRock Japan Co., Ltd. 375,371 0.08% BlackRock Financial Management, Inc. 85,745 0.02% BlackRock International Limited 45,467 0.01% Aperio Group, LLC 2,721 0.00% BlackRock (Singapore) Limited 787 0.00% 10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date]. 11. Additional information: Done at 12 Throgmorton Avenue, London, EC2N 2DL, U.K. on 05th August 2021.